File No. 70-8693

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                        Post-Effective Amendment No. 1
                                      to
                                   FORM U-1

                          APPLICATION OR DECLARATION
                                     under
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                      ***
                     AMERICAN ELECTRIC POWER COMPANY, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215

                            AEP GENERATING COMPANY
                    1 Riverside Plaza, Columbus, Ohio 43215

                           APPALACHIAN POWER COMPANY
                40 Franklin Road, S.W., Roanoke, Virginia 24011

                        COLUMBUS SOUTHERN POWER COMPANY
                 215 North Front Street, Columbus, Ohio 43215

                        INDIANA MICHIGAN POWER COMPANY
          One Summit Square, P. O. Box 60, Fort Wayne, Indiana 46801

                            KENTUCKY POWER COMPANY
                 1701 Central Avenue, Ashland, Kentucky 41101

                            KINGSPORT POWER COMPANY
                40 Franklin Road, S. W. Roanoke, Virginia 24011

                              OHIO POWER COMPANY
                301 Cleveland Avenue, S. W., Canton, Ohio 44701

                            WHEELING POWER COMPANY
                51 Sixteenth St., Wheeling, West Virginia 26003
               (Name of company or companies filing this state-
              ment and addresses of principal executive offices)
                                      ***
                     AMERICAN ELECTRIC POWER COMPANY, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215
                (Name of top registered holding company parent
                        of each applicant or declarant)
                                      ***
                             A. A. Pena, Treasurer
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215

               John F. DiLorenzo, Jr., Associate General Counsel
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215
                  (Names and addresses of agents for service)


      American Electric Power Company, Inc. ("American"), AEP Generating Company ("Generating"), Appalachian Power Company ("Appalachian"), Columbus Southern Power Company ("Columbus"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio") and Wheeling Power Company ("Wheeling") (collectively, "the Companies") propose to amend their Application/Declaration on Form U-1 in File No. 70-8693.
Background:       By Order dated December 8, 1995 in this File
(Release No. 35-26424), the Companies were authorized to incur short-term indebtedness, through December 31, 2000, through the issuance and sale of short-term notes to banks and commercial paper to dealers in commercial paper in aggregate amounts not to exceed the following:

            Company                 Amount

      American                $150,000,000
      Appalachian              250,000,000
      Columbus                 175,000,000
      Indiana                  175,000,000
      Kentucky                 150,000,000
      Generating               100,000,000
      Kingsport                 30,000,000
      Ohio                     250,000,000
      Wheeling                  30,000,000
            Total:          $1,310,000,000

      The Companies propose to amend this filing to increase the amount of short-term debt authorized from $1,310,000,000 to $2,135,000,000 as follows:


            Company                 Amount

      American                $500,000,000
      Appalachian              325,000,000
      Columbus                 300,000,000
      Indiana                  300,000,000
      Kentucky                 150,000,000
      Generating               100,000,000
      Kingsport                 30,000,000
      Ohio                     400,000,000
      Wheeling                  30,000,000
            Total:          $2,135,000,000

      The Companies also propose to extend this authority through December 31, 2003. In addition, American seeks authority to guarantee up to $40,000,000 principal amount of short-term debt of American Electric Power Service Corporation ("AEPSC") its wholly-owned subsidiary.
      Therefore, the entire application on Form U-1 is amended and restated as follows:
ITEM 1. DESCRIPTION OF TRANSACTIONS
A.    Short-Term Indebtedness
      The Companies hereby request authorization to incur short-term indebtedness, from time to time during the period through December 31, 2003, through the issuance and sale of notes to banks and commercial paper to dealers in commercial paper and AEP Generating Company ("Generating"), Kingsport Power Company ("Kingsport"), and Wheeling Power Company ("Wheeling") request authorization to incur short-term indebtedness during such period through the issuance and sale of notes to banks, as funds may be required, in an aggregate amount not to exceed the amounts outstanding at any one time as follows:


            Company                 Amount
      American                $500,000,000
      Appalachian              325,000,000
      Columbus                 300,000,000
      Indiana                  300,000,000
      Kentucky                 150,000,000
      Generating               100,000,000
      Kingsport                 30,000,000
      Ohio                     400,000,000
      Wheeling                  30,000,000
      The $500,000,000 authorization requested by American for short-term indebtedness is in addition to the authority granted to American in Release No. 35-36200 in File No. 70-8429 (December 22,
1994).
Notes to Banks and Commercial Paper
      It is proposed that such notes and commercial paper will be issued from time to time and be renewed from time to time prior to January 1, 2004, as funds may be required, provided that no such notes or commercial paper shall mature later than June 30, 2004.
      American, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling request authorization for an increase in the exemption provided from the provisions of Section 6(a) by the first sentence of Section 6(b) of the Public Utility Holding Company Act of 1935 (the "Act"), to the extent necessary to cover such issuance and sale of notes to banks and commercial paper under the conditions described herein.
      American, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling propose to issue and sell such short-term notes during calendar years 1998, 1999, 2000, 2001, 2002 and 2003 to several domestic and non-domestic banks through various "Credit Arrangements", including revolving credit agreements or shared lines of credit. The shared lines of credit with such banks are generally available to American, Appalachian, Columbus, Indiana, Kentucky and Ohio, and are partially available to Generating, Kingsport, and Wheeling. It is anticipated that, if this Application or Declaration relating to short-term bank borrowings through December 31, 2003 is granted as requested, American, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling will be authorized, or otherwise permitted under Section 6(b), as the case may be, to borrow, in the aggregate, amounts not to exceed $2,110,000,000 at any one time.
      Notes to be issued to banks pursuant to the Credit Arrangements will mature not more than 270 days after the date of issuance or renewal thereof. Credit Arrangements with the banks generally require the payment of a commitment fee. Facility fees for shared lines of credit or revolving credit obligations are generally borne by American and participating subsidiaries in proportion to their respective projected maximum need for such credit facilities.
            American, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling may, from time to time, negotiate increases to existing Credit Arrangements or implemen-tation of new agreements. Any company granted authority herein will seek additional authorization from the Commission by Post-Effective Amendment of any request for an increase in the maximum amount of short-term indebtedness it proposes to incur.
      Commercial paper will be sold directly by American, Appalachian, Columbus, Indiana, Kentucky, or Ohio to dealers in commercial paper. The commercial paper will be in the form of promissory notes in denominations of not less than $50,000, and of varying maturities, with no maturity more than 270 days after the date of issue. Such notes will not be prepayable prior to maturity and will be sold at a discount rate not in excess of the discount rate per annum prevailing at the time of issuance for commercial paper of comparable quality and maturity. American, Appalachian, Columbus, Indiana and Ohio have designated Lehman Commercial Paper Incorporated as one of their commercial paper dealers to purchase and resell their commercial paper. Other dealers include Goldman Sachs Money Markets (Indiana and Ohio), First Chicago Capital Markets (Appalachian), Citicorp Securities Markets (Columbus), Merrill Lynch Money Markets Inc. (Kentucky) and Morgan Stanley &
Co. (American, Columbus and Kentucky). American, Appalachian, Columbus, Indiana, Kentucky and Ohio may designate different or additional commercial paper dealers to purchase and resell their commercial paper.
      The commercial paper dealers will reoffer the commercial paper to investors, generally at a discount rate of up to 1/8 of 1% per annum less than the discount rate at which such commercial paper notes were purchased from American, Appalachian, Columbus, Indiana, Kentucky or Ohio. It is expected that the investors of the dealers will hold the commercial paper notes to maturity. However, if any such investor wishes to resell the commercial paper prior to maturity, the dealers generally will repurchase such commercial paper sold by them and reoffer it to other investors under substantially the same terms and conditions as are herein described.
      American, Appalachian, Columbus, Indiana, Kentucky and Ohio believe that by having flexibility to allocate short-term bor-rowings between sales of notes to banks and sales of commercial paper to dealers, they will be able to realize economies in meeting their short-term financing requirements, and such companies propose, in general, taking appropriate long and short-term considerations into account, to utilize the most economical means available at any time to meet their short-term financing require-ments.
Letters of Credit
      American, Appalachian, Columbus, Indiana, Kentucky, Ohio, Generating, Kingsport and Wheeling also request authorization to issue unsecured promissory notes or other evidence of their reimbursement obligations in respect of letters of credit issued on their behalf by certain banks. Letters of credit, together with other short-term indebtedness authorized, would be in an aggregate amount not to exceed the aggregate amounts authorized for each company for short-term indebtedness for notes issued to banks as set forth in the first paragraph of this ITEM 1. Drawings under the letters of credit would bear interest at not more than 125% of the prime commercial rate in effect from time to time. An annual fee may be required for the issuance of such letters of credit.
Such fee will not exceed 1% of the face amount of such letter of credit. Any such promissory note or other evidence of reimbursement obligations would have a stated maturity date no later than 270 days after the date of a draw on the related letter of credit.
B.    Guarantee of Indebtedness
      American requests authorization herein to guarantee from time to time through December 31, 2003 on behalf of its wholly-owned subsidiary American Electric Power Service Corporation ("AEPSC") up to $40,000,000 principal amount of short-term indebtedness through the issuance and sale of notes to banks (the "Short-Term Notes") as funds may be required with terms similar to those contained in the proposed forms of Agreements attached as Exhibits A-1 and A-2; provided that the aggregate amount of such guarantees shall not exceed $40,000,000 at any one time outstanding. In order to induce a lender to purchase the Short-Term Notes from AEPSC, American proposes to unconditionally guarantee to pay any lender the amounts due and unpaid by AEPSC.
C.    Application of Proceeds
      The proceeds of the short-term debt incurred by each of American, AEPSC, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling will be added to the general funds of such companies and used to pay the general obligations of such companies, including expenditures incurred in their various construction projects, and for other corporate purposes.
      Unless the Commission orders to the contrary, the notes payable to banks and commercial paper for which authorization is requested herein will not necessarily be retired with the proceeds of any permanent financing which may be authorized by the Commission. Unless otherwise authorized by the Commission, any short-term debt outstanding after December 31, 2003 will be retired at or prior to June 30, 2004 from internal cash resources or with the proceeds of such debt or equity financing or cash capital contributions.
      American desires to consummate the transactions covered by this Application or Declaration because they are an integral part in the financing of the American Electric Power System. It has been the policy of the American Electric Power System to finance the needs of the public utility operating subsidiaries for funds additional to those generated internally by means of: (a) the use of short-term indebtedness of the subsidiaries which is repaid from the proceeds of long-term financing; (b) the issuance and sale to the public or institutional investors of operating company senior securities; and (c) additional investments in the form of capital contributions, from time to time as required, in the public utility subsidiaries by American.
D.    Certificates of Notification
      It is proposed that Certificates of Notification under Rule 24 shall be filed quarterly, with respect to the issuance by American, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling of notes to banks and, where authorized, commercial paper and as to guaranties by American. Each such certificate will include the following information with respect to the issuance of notes and commercial paper:
      (a) the principal amount of each note (notes to banks or commercial paper) issued;

      (b) the stated effective interest cost of each note issued and the prime rate or range of generally prevailing prime rates.

E.    Compliance with Rule 54
      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the Public Utility Holding Company Act of 1935, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.
      Rule 53(a)(1). As of September 30, 1997, American, through its subsidiaries, had aggregate investment in FUCOs of $388,096,000. This investment represents approximately 24.4% of $1,590,817,000, the average of the consolidated retained earnings of American reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1997.
      Rule 53(a)(2). Each FUCO in which American invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
      Rule 53(a)(3). No more than 2% of the employees of the operating company subsidiaries of American will, at any one time, directly or indirectly, render services to any FUCO.
      Rule 53(a)(4). American has submitted and will submit a copy of Item 9 and Exhibits G and H of American's Form U5S to each of the public service commissions having jurisdiction over the retail rates of American's operating company subsidiaries.
      Rule 53(b). (i) Neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar proceeding; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,590,817,000) represented an increase of approximately $16,165,000 (or 1%) in the average consolidated retained earnings from the previous four quarterly periods ($1,574,652,000); and (iii) for the fiscal year ended December 31, 1996, American did not report operating losses attributable to American's direct or indirect investments in EWGs and FUCOs.
      Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES
      No fees, commissions or other expenses are to be paid or incurred, directly or indirectly, by American, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio or Wheeling or any associated company in connection with the proposed transactions, other than fees and expenses to be billed at cost by the American Electric Power Service Corporation and not to exceed $2,000 in the aggregate.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS
      American, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling designate Sections 6(a) and 6(b) of the Act as applicable to the issuance and sale of notes to banks and commercial paper to dealers. The basis of the exemption from Section 6(a) of the issuance and sale of the above securities under Section 6(b) is set forth in Item 1.

ITEM 4.  REGULATORY APPROVALS
      No commission other than the Securities and Exchange
Commission has jurisdiction over the transactions for which authority is requested herein.

ITEM 5.  PROCEDURE
      It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's Order granting this Application or Declaration on Form U-1 be issued on or before May 15, 1998. American, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective, since it is desired that the Commission's Order, when issued, become effective forthwith. American, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling consent to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter, unless the Office of Public Utility Regulation opposes the matters covered by this Application or Declaration on Form U-1.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS
      The following exhibits, financial statements, and Source of Funds Statements are filed as part of this statement:
      (a)   Exhibits:

            Exhibit A-1             Proposed form of Line of Credit
                                    Agreement (previously filed)

            Exhibit A-2             Proposed form of Revolving Credit
                                    Agreement (previously filed)

            Exhibit B               None

            Exhibit C               None

            Exhibit D               None

            Exhibit E               None

            Exhibit F               Opinion of Counsel (previously filed)

            Exhibit G-1             Form of Notice

      (b)   Financial Statements:

            1.    Balance Sheets as of December 31, 1997, and
      Statements of Income and Retained Earnings for the 12 months ended December 31, 1997, of American and its subsidiaries con-solidated and of Generating, Appalachian, Columbus, Indiana, Kentucky, Kingsport, Ohio and Wheeling (to be filed by amendment).

            2. Funds Flow Statements for American, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling for the years 1998, 1999, 2000, 2001, 2002 and 2003
      (to be filed by amendment).


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS
      It is believed that the granting of this Application or Declaration will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                                  SIGNATURES
      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                              AMERICAN ELECTRIC POWER COMPANY, INC.
                              AEP GENERATING COMPANY
                              APPALACHIAN POWER COMPANY
                              COLUMBUS SOUTHERN POWER COMPANY
                              INDIANA MICHIGAN POWER COMPANY
                              KENTUCKY POWER COMPANY
                              KINGSPORT POWER COMPANY
                              OHIO POWER COMPANY
                              WHEELING POWER COMPANY



                              By:   A. A. Pena
                                          Treasurer

Dated:  February 26, 1998